                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                                TIME WARNER INC.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   887315 10 9
 ------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
                              ROBERT W. MATSCHULLAT
                         JOSEPH E. SEAGRAM & SONS, INC.
            375 PARK AVENUE, NEW YORK, NEW YORK 10152 (212) 572-7000
-------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 28, 1997
 ------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX.

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 of 14 PAGES

                                  SCHEDULE 13D


CUSIP NO.   887315 10 9                     PAGE  2  OF  14  PAGES



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            THE SEAGRAM COMPANY LTD.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                        (b) / /


3    SEC USE ONLY


4    SOURCE OF FUNDS*

            Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                    7    SOLE VOTING POWER

                               26,763,349
 NUMBER OF
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          9    SOLE DISPOSITIVE POWER
    EACH
 REPORTING                    26,763,349
   PERSON
    WITH           10    SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,763,349

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.3

14   TYPE OF REPORTING PERSON*

            CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 3 of 14 Pages

         The Statement on Schedule 13D, as amended (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by The Seagram Company Ltd., a Canadian corporation ("Seagram"), relating to the Common Stock, par value $.01 per share (the "Shares"), of Time Warner Inc., a Delaware corporation (the "Company"), is hereby amended by restating Items 2 and 4 in their entirety as set forth under Items 2 and 4 below and by adding to Items 5, 6 and 7 the information set forth under Items 5, 6 and 7 below:

Item 2.  Identity and Background.

         This Schedule 13D is filed by Seagram. The principal executive offices of Seagram are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9.

        Seagram operates in two global business segments: beverages and entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers throughout more than 150 countries and territories. The entertainment company, Universal Studios, Inc., produces and distributes motion picture, television and home video products, and recorded music; and operates theme parks and retail stores.

         Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly

                                                              Page 4 of 14 Pages

approximately 35.6% of the outstanding common shares without nominal or par value of Seagram ("Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his children and a trust established for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust established for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 17.1% of the Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 14.5% of the Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family own directly or indirectly approximately 2.4% of the Common Shares, Phyllis Lambert owns directly or indirectly approximately 0.27% of the Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.89% of the Common Shares, another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.16% of the Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owns approximately 0.07% of the Common Shares, and Edgar M. Bronfman, Charles R. Bronfman and their respective spouses and children own directly approximately 0.34% of the Common Shares. In addition, such persons hold currently exercisable options to purchase an additional 0.81% of the Common Shares,

                                                              Page 5 of 14 Pages

calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Exchange Act. Percentages set forth in this Item 2 are based on the number of Common Shares outstanding as of April 30, 1997.

         Edgar M. Bronfman is Chairman of the Board of Seagram and a director of Seagram. Charles R. Bronfman is Co-Chairman of the Board and Chairman of the Executive Committee of Seagram and a director of Seagram. Edgar M. Bronfman, Charles R. Bronfman, Phyllis Lambert and the late Minda de Gunzburg are siblings.

         Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts established for the benefit of Edgar
M. Bronfman and his descendants, the aforesaid trusts established for the benefit of Charles R. Bronfman and his descendants, the first two of the three aforesaid charitable foundations and Charles R. Bronfman. Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family. Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Common Shares.

                                                              Page 6 of 14 Pages

         The Bronfman Family may be deemed to be in control of Seagram. Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Seagram, is contained in Schedule A attached hereto.

         During the last five years, neither Seagram, nor to the best knowledge of Seagram, any director or executive officer of Seagram (or any other person or entity set forth in Schedule A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

         As previously reported in the Schedule 13D, Seagram has been evaluating its options with respect to its investment in the Company, including a possible sale of all or a portion of its Shares. The transaction reported herein is consistent with that strategy.

         Except as set forth above, Seagram has no present plans or proposals that relate to or would result in any of

                                                              Page 7 of 14 Pages

the actions described in subparagraphs (a) through (j) of Item 4 of Schedule
13D.

Item 5.  Interest in Securities of the Issuer.

         On May 28, 1997, Seagram sold 30,000,000 Shares to Merrill Lynch & Co. for a price of $46.25 per Share.

         As of the date hereof, Seagram beneficially owns an aggregate of 26,763,349 Shares, constituting approximately 5.3% of the total number of Shares stated to be outstanding as of April 30, 1997 in the Company's Form 10-Q for the quarterly period ended March 31, 1997. All of such Shares were acquired by Seagram Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seagram ("Seagram Inc."), and all of such Shares are currently held by Seagram Inc.

         As of the date hereof, Frank J. Biondi, Jr., a director of Seagram, beneficially owns 4,000 Shares.

         In addition, the Great-West Life Assurance Company, a Canadian corporation and an indirect majority owned subsidiary of Power Corporation of Canada, a Canadian corporation of which Paul Desmarais, a director of Seagram, is the Chairman of the Executive Committee and a controlling shareholder, has filed a Form 13F with the Securities and Exchange Commission, disclosing investment discretion and voting authority over 96,225 Shares as of December 31, 1996. Mr. Desmarais has advised Seagram that while he has not made any investigation of the ownership of Shares by any other entity of which he may be an officer or director or in which Power Corporation of Canada has a direct or indirect interest, he does not know of any such ownership by any other such entity.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the sale of Shares reported herein, Seagram agreed with Merrill Lynch & Co. that, without the prior consent of Merrill Lynch & Co., it will not dispose of any additional Shares for a period of 120 days.

Item 7.  Material to be Filed as Exhibits.

         Press Release dated May 28, 1997.

                                                              Page 8 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  May 30, 1997

                                       THE SEAGRAM COMPANY LTD.



                                       By:  /s/ Daniel R. Paladino
                                          -------------------------------------
                                          Daniel R. Paladino
                                          Executive Vice President -
                                            Legal and Environmental
                                            Affairs

                                                              Page 9 of 14 Pages


                                   SCHEDULE A


         1. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

Name and                         Principal Occupation
Business Address                     or Employment                 Citizenship
----------------                 --------------------              -----------

EDGAR M. BRONFMAN*               Chairman of the Board             United States
                                 of Seagram

THE HON. CHARLES R.              Co-Chairman of the                Canada
  BRONFMAN, P.C., C.C.*          Board and Chairman of
1170 Peel Street                 the Executive Committee
8th Floor                        of Seagram
Montreal, Quebec
Canada H3B 4P2

EDGAR BRONFMAN, JR.*             Chief Executive Officer           United States
                                 and President of
                                 Seagram

SAMUEL BRONFMAN II*              President of Seagram              United States
2600 Campus Drive                Chateau & Estate Wines
Suite 160                        Company (a division of
San Mateo, CA 94403              a subsidiary of
                                 Seagram)

MATTHEW W. BARRETT, O.C.*        Chairman and Chief                Canada
First Bank Tower                 Executive Officer of
68th Floor                       Bank of Montreal (a
First Canadian Place             financial institution)
100 King Street West
Toronto, Ontario M5X 1A1

FRANK J. BIONDI, JR.*            Chairman and Chief                United States
100 Universal City Plaza         Executive Officer of
Universal City, CA  91608        Universal Studios, Inc.

                                                             Page 10 of 14 Pages

    Name and                     Principal Occupation
Business Address                     or Employment                 Citizenship
----------------                 --------------------              -----------

THE HON. WILLIAM G.              Counsel to Tory                   Canada
  DAVIS, P.C., C.C.,             Tory DesLauriers &
  Q.C.*                          Binnington (attorneys)
Suite 3000, Aetna Tower
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

THE HON. PAUL DESMARAIS,         Chairman of the                   Canada
  P.C., C.C.*                    Executive Committee of
751 Victoria Square              Power Corporation of
Montreal, Quebec                 Canada (a holding and
Canada H2Y 2J3                   management company)

MICHELE J. HOOPER*               Corporate Vice                    United States
Caremark                         President, Caremark
International Inc.               International Inc. (a
2211 Sanders Road                health care services
Northbrook, IL  60062            provider)

DAVID L. JOHNSTON,               Professor of Law at               Canada
  O.C.*                          McGill University
3690 Peel Street                 (an educational
Room 200                         institution)
Montreal, Quebec
Canada H3A 1W9

THE HON. E. LEO KOLBER,          Member of The Senate of           Canada
  SENATOR*                       Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSEE KRAVIS*              Senior Fellow of The              Canada and
625 Park Avenue                  Hudson Institute Inc.             Switzerland
New York, NY 10021               (a non-profit economics
                                 research institute)


ROBERT W. MATSCHULLAT*           Vice Chairman and                 United States
                                 Chief Financial Officer
                                 of Seagram

C. EDWARD MEDLAND*               President of Beauwood             Canada
121 King Street West             Investments Inc. (a
Suite 2525                       private investment
Toronto, Ontario                 company)
Canada M5H 3T9

                                                             Page 11 of 14 Pages

    Name and                     Principal Occupation
Business Address                     or Employment                 Citizenship
----------------                 --------------------              -----------

LEW R. WASSERMAN*                Chairman Emeritus of              United States
100 Universal City Plaza         Universal Studios, Inc.
Universal City, CA  91608

JOHN S. WEINBERG*                General Partner of                United States
85 Broad Street                  Goldman, Sachs & Co.
New York, NY  10004              (investment bankers)

JOHN D. BORGIA                   Executive Vice                    United States
                                 President, Human
                                 Resources of Seagram

STEPHEN E. HERBITS               Executive Vice                    United States
                                 President, Corporate
                                 Policy and External
                                 Affairs of Seagram

STEVEN J. KALAGHER               Executive Vice                    United States
                                 President of Seagram
                                 and President, The
                                 Seagram Spirits And
                                 Wine Group (a division
                                 of a subsidiary of
                                 Seagram)

ELLEN R. MARRAM                  Executive Vice                    United States
                                 President of Seagram
                                 and President, The
                                 Seagram Beverage Group
                                 (a division of a
                                 subsidiary of Seagram)

DANIEL R. PALADINO               Executive Vice                    United States
                                 President, Legal and
                                 Environmental Affairs
                                 of Seagram

EDWARD FALKENBERG                Vice President and                United States
800 Third Avenue                 Controller of Seagram
New York, NY  10022

GABOR JELLINEK                   Vice President,                   Canada
1430 Peel Street                 Production of Seagram
Montreal, Quebec                 and Executive Vice
Canada H3A 1S9                   President,
                                 Manufacturing, The
                                 Seagram Spirits and
                                 Wine Group (a division
                                 of a subsidiary of
                                 Seagram)

                                                             Page 12 of 14 Pages

    Name and                     Principal Occupation
Business Address                     or Employment                 Citizenship
----------------                 --------------------              -----------

ARNOLD M. LUDWICK                Vice President of                 Canada
1170 Peel St.                    Seagram
8th Floor
Montreal, Quebec
Canada H3B 4P2

JOHN R. PRESTON                  Vice President, Finance           United States
                                 of Seagram

MICHAEL C.L. HALLOWS             Secretary of Seagram              Canada

         2. The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Harold R. Handler, Mayo O. Shattuck III and John L. Weinberg. The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Trevor Carmichael, Gary J. Gartner, Steven H. Levin, Arnold M. Ludwick, Jeffrey D. Scheine, Robert S. Vineberg, Barclays Finance Corporation of Barbados Limited and Royal Bank of Canada (Caribbean) Corporation. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr. Guido Goldman and Leonard M. Nelson. The directors of the first two charitable foundations referenced in Item 2 include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick, the trustees of the third charitable foundation include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II and Edgar Bronfman, Jr. Set forth below or under Part 1 above are the address, principal occupation or employment and citizenship of each person named in this Part 2.

                                                             Page 13 of 14 Pages

    Name and                     Principal Occupation
Business Address                     or Employment                 Citizenship
----------------                 --------------------              -----------

PHYLLIS LAMBERT                  Architect                         Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

MATTHEW BRONFMAN                 Chief Executive Officer           United States
30 West 26th Street              of Perfumes Isabell,
2nd Floor                        L.L.C. (a perfume
New York, NY  10010              company)

STEPHEN R. BRONFMAN              Private Investor                  Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN                Private Investor                  Canada
  HAUPTMAN
c/o Withers Solicitors
12 Gough Square
London, England EC4A 3DE

HAROLD R. HANDLER                Attorney whose                    United States
425 Lexington Avenue             professional
New York, NY  10017              corporation is a
                                 partner of Simpson
                                 Thacher & Bartlett
                                 (attorneys)

MAYO O. SHATTUCK III             President and Chief               United States
Alex. Brown & Sons               Operating Officer of
Incorporated                     Alex. Brown & Sons
135 East Baltimore Street        Incorporated
Baltimore, MD  21202             (investment bankers)

JOHN L. WEINBERG                 Senior Chairman of                United States
85 Broad Street                  Goldman, Sachs & Co.
New York, NY  10004              (investment bankers)

ROBERT S. VINEBERG               Partner of Goodman                Canada
1501 McGill College              Phillips & Vineberg
  Avenue                         (barristers and
26th Floor                       solicitors)
Montreal, Quebec
Canada H3A 3N9

GARY J. GARTNER                  Resident Counsel of               Canada
430 Park Avenue                  Goodman Phillips &
10th Floor                       Vineberg (attorneys)
New York, NY  10022

                                                             Page 14 of 14 Pages

       Name and                  Principal Occupation
   Business Address                  or Employment                 Citizenship
-------------------              --------------------              -----------

STEVEN H. LEVIN                  Resident Counsel of               United States
430 Park Avenue                  Goodman Phillips &
10th Floor                       Vineberg (attorneys)
New York, NY  10022

JEFFREY D. SCHEINE               Resident Counsel of               United States
430 Park Avenue                  Goodman Phillips &
10th Floor                       Vineberg (attorneys)
New York, NY  10022

TREVOR CARMICHAEL, Q.C.          Barrister, Chancery               Barbados
Chancery Chambers,               Chambers (attorneys)
Chancery House
High Street
Bridgetown, Barbados

BARCLAYS FINANCE                 Financial Institution             Barbados
CORPORATION OF BARBADOS
LIMITED
Broad Street
Bridgetown, Barbados

ROYAL BANK OF CANADA             Financial Institution             Barbados
(CARIBBEAN) CORPORATION
2nd Floor Building #2
Chelston Park
Collymore Rock
St. Michael, Barbados

STANLEY N. BERGMAN               Partner of Bergman,               United States
157 Church Street                Horowitz & Reynolds,
New Haven, CT  06510             P.C. (attorneys)

DR. GUIDO GOLDMAN                Director of German                United States
First Spring Corporation         Studies at the Center
499 Park Avenue                  for European Studies at
New York, NY  10022              Harvard University and
                                 Chairman of First
                                 Spring Corporation
                                 (an investment company)

LEONARD M. NELSON                Shareholder of                    United States
100 Middle Street                Bernstein, Shur, Sawyer
Portland, Maine  04104           & Nelson, P.C.
                                 (attorneys)